Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2023

CALGARY, AB, Nov. 1, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2023.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2023 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q3 2023 fund flows from operations ("FFO")(1) was $270 million ($1.65/basic share)(2) and exploration and development ("E&D") capital expenditures(3) were $126 million, resulting in free cash flow ("FCF")(4) of $144 million ($0.88/basic share)(5).
  Year-to-date net earnings of $566 million ($3.45/basic share) driven by strong price realization and acquisition and disposition activity.
  The TTF natural gas benchmark price in Europe averaged $14.11 per mcf in Q3 2023, which was over five times higher than the average AECO benchmark index price for the quarter. Approximately 35% of Vermilion's Q3 2023 gas production had direct exposure to European gas pricing.
  Net debt(6) decreased to $1.2 billion, representing a trailing net debt-to-FFO ratio(7) of 1.2 times.
  In conjunction with our Q3 2023 release, we announced a quarterly cash dividend of $0.10 per share, payable on January 15, 2024 to shareholders of record on December 29, 2023.
  Given the improving FCF profile of the business, we are now targeting to return 30% of FCF to shareholders in 2023, compared to the prior range of 25 to 30%, until we achieve our net debt target of $1 billion. Under current strip pricing, we anticipate achieving this debt target in Q1 2024 at which time we intend to increase the amount of capital returned to shareholders via the base dividend and share repurchases. We plan to communicate an update to our return of capital framework with our 2024 budget release.
  Production during the third quarter of 2023 averaged 82,727 boe/d(8), which was at the top end of our Q3 2023 guidance range, primarily due to the successful restart of the Wandoo facility in Australia in early September 2023 and the accelerated maintenance turnaround at Corrib, which was completed five days ahead of schedule.
  In Australia, our wells continue to produce at strong rates following the restart of the Wandoo facility, and the business is forecasted to contribute approximately 4,000 bbls/d in Q4 2023.
  In Ireland, Corrib is forecasted to produce approximately 10,000 boe/d (net to Vermilion) of premium-priced European gas in Q4 2023.
  As a result of strong operational execution and performance across our portfolio, we are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d.
  We have completed the site preparation and awarded all major contracts for the 16,000 boe/d Mica Montney battery. The majority of construction is scheduled to occur in the first half of 2024 with the battery expected to be operational by mid-2024.
  We continued to advance our deep gas exploration and development plans in Germany, and commenced drilling on the first well of our two well winter drilling program in October 2023. In addition, we have started site preparation for the gas plant in Croatia, which is scheduled for start-up in mid-2024, subject to ongoing regulatory approvals processes, and will facilitate production from the SA-10 block where we have previous gas discoveries.
($M except as indicated)	Q3 2023	Q2 2023	Q3 2022	YTD 2023	YTD 2022
Financial
Petroleum and natural gas sales	475,532	471,356	964,678	1,499,586	2,633,701
Cash flows from operating activities	118,436	173,632	447,608	680,697	1,319,025
Fund flows from operations (1)	270,218	247,109	507,876	770,494	1,350,645
Fund flows from operations ($/basic share) (2)	1.65	1.51	3.10	4.70	8.25
Fund flows from operations ($/diluted share) (2)	1.62	1.48	3.01	4.61	8.01
Net earnings	57,309	127,908	271,079	565,549	917,654
Net earnings ($/basic share)	0.35	0.78	1.65	3.45	5.61
Cash flows used in investing activities	170,404	164,404	168,275	443,503	891,239
Capital expenditures (3)	125,639	166,845	184,015	447,304	382,512
Acquisitions (14)	5,238	(9,716)	6,220	247,294	535,155
Dispositions	—	—	—	182,152	—
Asset retirement obligations settled	13,582	11,893	10,386	28,029	21,006
Repurchase of shares	11,645	24,316	71,659	66,102	71,659
Cash dividends ($/share)	0.10	0.10	0.08	0.30	0.20
Dividends declared	16,367	16,430	13,031	49,023	32,711
% of fund flows from operations (9)	6%	7%	3%	6%	2%
Payout (10)	155,588	195,168	207,432	524,356	436,229
% of fund flows from operations (10)	58%	79%	41%	68%	32%
Free cash flow (4)	144,579	80,264	323,861	323,190	968,133
Long-term debt	966,505	913,785	1,409,507	966,505	1,409,507
Net debt (6)	1,242,522	1,321,100	1,412,052	1,242,522	1,412,052
Net debt to four quarter trailing fund flows from operations (7)	1.2	1.0	0.8	1.2	0.8
Operational
Production (8)
Crude oil and condensate (bbls/d)	31,417	29,342	37,315	31,407	37,064
NGLs (bbls/d)	7,344	6,538	7,901	7,261	8,117
Natural gas (mmcf/d)	263.80	283.63	234.12	265.09	239.51
Total (boe/d)	82,727	83,152	84,237	82,849	85,099
Average realized prices
Crude oil and condensate ($/bbl)	106.94	96.64	123.02	100.64	127.34
NGLs ($/bbl)	27.77	28.11	44.64	30.89	47.82
Natural gas ($/mcf)	6.32	7.37	24.68	8.08	19.50
Production mix (% of production)
% priced with reference to WTI	34%	32%	38%	35%	38%
% priced with reference to Dated Brent	13%	12%	17%	12%	17%
% priced with reference to AECO	34%	33%	30%	34%	29%
% priced with reference to TTF and NBP	19%	23%	15%	19%	16%
Netbacks ($/boe)
Operating netback (11)	49.30	43.66	78.42	46.42	70.20
Fund flows from operations ($/boe) (12)	35.76	32.35	67.07	34.19	58.86
Operating expenses	16.26	17.91	16.64	17.60	15.37
General and administration expenses	2.77	2.63	1.90	2.70	1.93
Average reference prices
WTI (US $/bbl)	82.26	73.80	91.56	77.40	98.09
Dated Brent (US $/bbl)	86.76	78.39	100.85	82.14	105.35
AECO ($/mcf)	2.61	2.45	4.16	2.76	5.38
TTF ($/mcf)	14.11	15.04	75.56	17.39	51.64
Share information ('000s)
Shares outstanding - basic	163,666	164,294	162,883	163,666	162,883
Shares outstanding - diluted (13)	167,904	168,530	168,574	167,904	168,574
Weighted average shares outstanding - basic	163,946	164,997	163,947	163,848	163,619
Weighted average shares outstanding - diluted (13)	166,392	167,364	168,494	167,167	168,658

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.
(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.
(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.
(14)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Message to Shareholders

Production during the third quarter of 2023 averaged 82,727 boe/d(1), which was at the top end of our Q3 2023 guidance range, primarily due to the successful restart of the Wandoo facility in Australia in early September 2023 and the accelerated maintenance turnaround at Corrib, which was completed five days ahead of schedule. We would like to thank all of our staff in Australia and Ireland for the safe and efficient execution of these large scale maintenance programs. Health, Safety and the Environment is our number one priority and we take great pride in these accomplishments. With all production back online, we remain on target to achieve our Q4 2023 guidance range of 86,000 to 89,000 boe/d and full year guidance range of 82,000 to 86,000 boe/d.

We generated $270 million of fund flows from operations ("FFO") in Q3 2023 and invested $126 million of E&D capital, resulting in $144 million of free cash flow ("FCF") - an 80% increase over the prior quarter. This level of FCF allowed us to fund our current asset retirement obligations, lease payments and the base dividend, with the excess FCF allocated to debt reduction and share repurchases. Net debt at the end of Q3 2023 decreased 6% to $1.2 billion, representing a trailing net debt-to-FFO ratio of 1.2 times.

Our Q4 2023 capital program is well underway as we embark on exciting new growth projects in North America and Europe. We broke ground on the Mica Montney BC battery construction in August 2023 and will continue to progress this project over the next several months. This key piece of infrastructure will underpin the future development and growth of our Mica Montney asset. In Germany, we recently commenced drilling on our first of two planned exploration gas wells, which is a natural extension of the successful drilling campaigns we have executed over the past two decades in neighboring Netherlands. With success from our Germany exploration drilling program, we believe our land base of approximately 700,000 net acres can support a multi-year drilling campaign, providing Vermilion with years of organic production growth of high valued European gas. In Croatia, we started site preparation for the gas plant, which is scheduled for start-up in 2024 and will facilitate production from the SA-10 block where we have previous gas discoveries.

We continue to provide our investors with a diversified commodity exposure, of which approximately 20% is European gas. Both prompt and forward European gas prices have stabilized in recent months in the low-$20 per mmbtu range. This is well below the prices seen at this time last year, during the height of the Russian invasion of Ukraine, which prompted the European Union to take the extraordinary measure of levying a windfall tax for 2022 and 2023. To date, there has been no extension of the windfall tax by the EU into 2024, which is in line with the EU's statement that the measure was exceptional and strictly temporary. Given the stability of European gas prices and a more constructive outlook on European regulatory policy, we have been actively hedging more European gas to support our future investment in this region. We have hedged 38% of our 2024 European gas production at an average floor price of $33 per mmbtu and 20% of our 2025 European gas production at an average floor price of $22 per mmbtu. These hedges enable us to lock in future FFO, providing greater certainty on achieving our near-term debt targets while enhancing our future return of capital to shareholders.

It is an exciting time for Vermilion and its shareholders. We are gaining operational momentum with Australia now back online, Mica BC battery and Croatia gas plant construction underway and spudding of our first Germany gas exploration well. Second, we have direct exposure to premium priced European gas, which remains in extremely tight supply. We are pleased with our current hedge levels and will continue to lock in these strong prices. Third, we are seeing the benefits of the strategic asset high-grade and focus on debt reduction. Vermilion is well positioned to deliver a significant increase in 2024 FCF. With this, we are on track to achieve our debt target in Q1 2024 and intend to increase our return of capital to shareholders.

Q3 2023 Operations Review

North America

Production from our North American operations averaged 56,758 boe/d(1) in Q3 2023, an increase of 5% from the prior quarter primarily due to the strong recovery following fire-related downtime in the Deep Basin and new production from our recent drilling program in the United States.

In the Deep Basin, we drilled two (2.0 net) and completed one (1.0 net) Mannville liquids rich conventional natural gas wells. At Mica we brought on production four (4.0 net) Montney liquids rich shale gas wells drilled on our Alberta lands earlier in the year. Production from these wells allows us to fill existing throughput capacity in Alberta while we focus on expanding infrastructure on our British Columbia lands. In Saskatchewan, we drilled ten (9.3 net), completed nine (8.3 net), and brought on production eight (7.3 net) light and medium crude oil wells.

In the United States, we brought on production five (2.7 net) light and medium crude oil wells in Wyoming, driving a 21% increase in production relative to the prior quarter.

We continue to advance the build-out of our Mica Montney BC asset. We have completed the site preparation and awarded all major contracts for the 16,000 boe/d battery, and the facility modules are currently being fabricated. The majority of construction is scheduled to occur in the first half of 2024 with the battery expected to be operational by mid-2024. With the additional capacity provided by this battery, we are able to move forward with the growth phase of our Mica Montney asset, and plan to drill 11 wells on or offsetting our recent 16-28 BC pad as part of our upcoming winter drilling program.

International

Production from our International operations averaged 25,969 boe/d(1) in Q3 2023, a decrease of 11% from the prior quarter, primarily due to a 30-day planned turnaround at the Corrib facility in Ireland and natural declines, partially offset by the resumption of production in Australia following the restart of the Wandoo facility.

In Australia, we successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production in early September 2023. The wells continue to produce at strong rates with Australia forecasted to contribute approximately 4,000 bbls/d in Q4 2023. In Ireland, we successfully completed the planned major turnaround at Corrib five days ahead of schedule in August 2023. Corrib is forecasted to produce approximately 10,000 boe/d (net to Vermilion) of premium-priced European gas in Q4 2023.

We continued to advance our deep gas exploration and development plans in Germany, and commenced drilling on the first well of our two well winter drilling program in October 2023. In addition, we have started site preparation for the gas plant in Croatia, which is scheduled for start-up in mid-2024 and will facilitate production from the SA-10 block where we have previous gas discoveries.

Outlook and Guidance Update

With the resumption of production at the Wandoo platform in Australia, as well as the successful completion of the planned turnaround at the Corrib facility in Ireland, Q4 2023 volumes are expected to be in the range of 86,000 to 89,000 boe/d. We are maintaining our 2023 annual production guidance of 82,000 to 86,000 boe/d, and expect to maintain similar production levels in 2024 as we focus on building out our Mica Montney infrastructure to support future growth. We increased our 2023 capital expenditure guidance by $20 million to $590 million to accommodate accelerated BC Montney drilling into Q4. This ensures we secure a high performing rig and drill some of the wells before winter which helps reduce costs. In addition, it also gives us production behind pipe to be ready for a potential early start-up of the new BC battery should construction go better than planned. We will provide formal 2024 production and capital expenditure guidance as part of our upcoming budget release.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of November 1, 2023, we have 33% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 45% of our European natural gas production, 38% of our crude oil production, and 16% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
November 1, 2023

(1) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q3 2023		Q3 2022		YTD 2023		YTD 2022
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	475,532	62.92	964,678	127.39	1,499,586	66.57	2,633,701	114.76
Royalties	(32,209)	(4.26)	(82,854)	(10.94)	(146,546)	(6.51)	(237,714)	(10.36)
Transportation	(21,460)	(2.84)	(19,498)	(2.57)	(66,415)	(2.95)	(56,920)	(2.48)
Operating	(122,870)	(16.26)	(125,987)	(16.64)	(396,444)	(17.60)	(352,787)	(15.37)
General and administration	(20,959)	(2.77)	(14,422)	(1.90)	(60,906)	(2.70)	(44,333)	(1.93)
Corporate income tax expense	(31,368)	(4.15)	(51,022)	(6.74)	(72,558)	(3.22)	(166,195)	(7.24)
Windfall taxes	(21,953)	(2.90)	—	—	(78,177)	(3.47)	—	—
PRRT	—	—	(4,545)	(0.60)	—	—	(13,273)	(0.58)
Interest expense	(20,218)	(2.68)	(24,455)	(3.23)	(62,303)	(2.77)	(60,352)	(2.63)
Realized gain (loss) on derivatives	73,625	9.74	(137,953)	(18.22)	155,628	6.91	(361,954)	(15.77)
Realized foreign exchange gain (loss)	2,089	0.28	(2,103)	(0.28)	997	0.04	(3,650)	(0.16)
Realized other (expense) income	(9,991)	(1.32)	6,037	0.80	(2,368)	(0.11)	14,122	0.62
Fund flows from operations	270,218	35.76	507,876	67.07	770,494	34.19	1,350,645	58.86
Equity based compensation	(6,362)		(6,145)		(34,885)		(39,013)
Unrealized (loss) gain on derivative instruments (1)	(65,294)		43,844		38,581		(8,892)
Unrealized foreign exchange (loss) gain (1)	(12,042)		(44,929)		7,604		(37,059)
Accretion	(20,068)		(14,285)		(58,718)		(41,669)
Depletion and depreciation	(151,087)		(130,205)		(453,607)		(405,208)
Deferred tax recovery (expense)	42,489		(84,570)		79,435		(91,974)
Gain on business combination	—		—		445,094		—
Loss on disposition	—		—		(226,828)		—
Impairment reversal	—		—		—		192,094
Unrealized other expense	(545)		(507)		(1,621)		(1,270)
Net earnings	57,309		271,079		565,549		917,654

(1) Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q3 2023	Q3 2022	2023	2022
Cash flows from operating activities	118,436	447,608	680,697	1,319,025
Changes in non-cash operating working capital	138,200	49,882	61,768	10,614
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Fund flows from operations	270,218	507,876	770,494	1,350,645
Drilling and development	(119,404)	(177,878)	(436,802)	(370,207)
Exploration and evaluation	(6,235)	(6,137)	(10,502)	(12,305)
Free cash flow	144,579	323,861	323,190	968,133

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Current assets	657,251	714,446
Current derivative asset	(265,048)	(162,843)
Current liabilities	(733,430)	(892,045)
Current lease liability	21,214	19,486
Current derivative liability	43,996	55,845
Adjusted working capital	(276,017)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q3 2023	Q3 2022	2023	2022
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Capital expenditures	125,639	184,015	447,304	382,512

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q3 2023	Q3 2022	2023	2022
Dividends Declared	16,367	13,031	49,023	32,711
% of fund flows from operations	6%	3%	6%	2%
Drilling and development	119,404	177,878	436,802	370,207
Exploration and evaluation	6,235	6,137	10,502	12,305
Asset retirement obligations settled	13,582	10,386	28,029	21,006
Payout	155,588	207,432	524,356	436,229
% of fund flows from operations	58%	41%	68%	32%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2023	Q3 2022	2023	2022
Acquisitions, net of cash acquired	3,191	2,203	139,612	506,715
Acquisition of securities	2,047	4,017	4,155	22,318
Acquired working capital deficit	—	—	103,527	6,122
Acquisitions	5,238	6,220	247,294	535,155

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2023	Dec 31, 2022
Long-term debt	966,505	1,081,351
Adjusted working capital	276,017	265,111
Unrealized FX on swapped USD borrowings	—	(1,876)
Net debt	1,242,522	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	1.2	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2023 and 2022, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/01/c1260.html

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CO: Vermilion Energy Inc.

CNW 17:00e 01-NOV-23